Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the “Form 40-F”) of Timmins Gold Corp., I, P. Craig Gibson of Prospeccion y Desarrollo Minero del Norte (ProDeMin), hereby consent to the use of my name and ProDeMin’s name in connection with the references to the mineral reserve and resource estimates for the Ana Paula Project and to the technical report entitled Ana Paula Project, Preliminary Economic Assessment, Guerrero State, Mexico dated May 26, 2015 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

Prospeccion y Desarrollo Minero del Norte

Signature of Qualified Person

P. Craig Gibson

Name of Qualified Person

Technical Director, PhD, CPG

Title of Qualified Person

March 15, 2016